Exhibit 8.1

Subsidiaries of Park Ha Biological Technology Co., Ltd.

The following is a list of subsidiaries of the Registrant.

Business Entity Name	Place of Formation

Park Ha Biological Technology (HK) Co, Ltd.	Hong Kong

Park Ha Investment (Wuxi) Co., Ltd.	People's Republic of China

Jiangsu Park Ha Biological Technology Co., Ltd.	People's Republic of China

Wuxi Xinzhan Enterprise Management Consulting Co., Ltd.	People's Republic of China

Shanghai Park Ha Industrial Development Co., Ltd.	People's Republic of China

Wuxi Muchen Biotechnology Co., Ltd	People's Republic of China

Wuxi Mufeng Biotechnology Co., Ltd.	People's Republic of China

Wuxi Maohe Biotechnology Co., Ltd.	People's Republic of China